UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cypress Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

232806109
(CUSIP number)

 Martha Mensoian
General Counsel
Three Bays Capital LP
222 Berkeley Street, 19th Floor
Boston, Massachusetts 02116
617-954-1400

(Name, address and telephone number of person authorized to receive notices and communications)

August 30, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Three Bays Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,531,147
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,531,147
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,531,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON* PN, IA

(1)
Based on 321,180,733 shares of common stock of Cypress Semiconductor Corporation (the “Issuer”) outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,531,147
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,531,147
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,531,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 321,180,733 shares of common stock of the Issuer outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Master LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,531,147
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,531,147
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,531,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 321,180,733 shares of common stock of the Issuer outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,531,147
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,531,147
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,531,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 321,180,733 shares of common stock of the Issuer outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Matthew Sidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,531,147
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,531,147
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,531,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 321,180,733 shares of common stock of the Issuer outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Three Bays Capital LP (“Three Bays Capital”), TBC GP LLC (“TBC GP”), TBC Master LP (“TBC Master”), TBC Partners GP LLC (“TBC Partners GP”), and Matthew Sidman (collectively, the “Reporting Persons”) on March 9, 2016, as amended by Amendment No. 1 filed on June 21, 2016.  This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock and options to purchase shares of Common Stock purchased by TBC Master that are reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases through brokers.  The aggregate purchase price of the 15,531,147 shares of Common Stock directly held by TBC Master and the options to purchase 7,000,000 shares of Common Stock directly held by TBC Master was approximately $171,202,882.17, including brokerage commissions.

ITEM 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 2 is being filed to report acquisitions or dispositions of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons’ previous amendment to Schedule 13D. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference. The Reporting Persons may make, or cause, further acquisitions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors.

In furtherance of their investment purpose, the Reporting Persons will continue to engage in dialogue with members of the Issuer’s management and Board of Directors and will speak to other stockholders of the Issuer regarding multiple topics concerning the Issuer’s business, which could include, without limitation, general business operations, financial condition, use of capital, strategy and future plans, potential strategic alternatives and/or other items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer, including, but not limited to Common Stock or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Depending upon their assessments of the above factors, the Reporting Persons may change their present intentions as stated above.  Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 321,180,733 shares of Common Stock outstanding as of August 2, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.  The amount beneficially owned includes 7,000,000 shares of Common Stock underlying options.

Each Reporting Person other than TBC Master may be deemed to beneficially own the shares of Common Stock held directly by TBC Master, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than TBC Master is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than TBC Master expressly disclaims beneficial ownership of all securities of the Issuer held directly by TBC Master and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) The disclosure regarding the relationships among the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.  Certain feeder funds that are limited partners of TBC Master have the right to receive dividends from, and proceeds from, the sale of securities of the Issuer directly held by TBC Master.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2016

Date

THREE BAYS CAPITAL LP

By: TBC GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC MASTER LP

By: TBC Partners GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC PARTNERS GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

MATTHEW SIDMAN

/s/ Martha Mensoian
Signature

Martha Mensoian/Authorized Signatory*
Name/Title
* Authorized signatory pursuant to power of attorney

Annex A

TRANSACTIONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the last sixty days by the Reporting Persons or on behalf of the Reporting Persons (for the account of TBC Master) in respect of shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 31, 2016.  All such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SHARES	PRICE PER SHARE
Purchase of Common Stock	07/11/2016	168,373	$10.36
Sale of Common Stock	07/19/2016	(400,000)	$11.34
Sale of Common Stock	08/30/2016	(100,000)	$11.71